13011078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 32493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Fifth Ave.
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson (412)-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Vice President and Treasurer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2012

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pwc

PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2012

PNC Capital Markets LLC
Index
December 31, 2012

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-18

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Independent Auditor's Report

To the Member and Board of Managers of
PNC Capital Markets LLC

We have audited the accompanying statement of financial condition of PNC Capital Markets LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 8,679
Cash and securities segregated under Federal and other regulations	3,178
Receivables from brokers, dealers and others	92,575
Other receivables (net of reserves of $77)	21,922
Receivables from customers	2,045
Securities owned - at fair value ($374 million pledged)	
U.S. agency and other mortgage backed securities	549,798
State and municipal	213,939
Corporate debt	16,274
U.S. government (see Note 6 for segregated security)	34,074
Securities purchased under agreements to resell	24,785
Deferred tax asset	1,787
Other assets	10,142
Total assets	$979,198
Liabilities and Member's Equity	
Liabilities	
Short-term borrowings	$ 85,200
Repurchase agreements	278,313
Securities sold not yet purchased - at fair value	
U.S. government and agencies	21,309
Other debt securities	9,226
Deferred revenue	6,400
Payable to brokers, dealers and others	9,825
Accrued salaries and benefits	48,284
Accrued tax liability	5,081
Payable to customers	28,424
Other liabilities	4,679
Total liabilities	496,741
Member's equity	482,457
Total liabilities and member's equity	$979,198

The accompanying notes are an integral part of the Statement of Financial Condition

1. Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents, which include money market funds, are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Cash and securities segregated under Federal and other regulations
Cash and securities segregated under Federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business.

Reserve on Receivables
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade date basis.

In the normal course of business, the Company purchases securities under agreements to resell on terms, which permit it to repledge or resell the securities to others. At December 31, 2012, the Company had obtained securities under resale agreements with a fair value of approximately $24.8 million, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. At December 31, 2012, the Company pledged $88.8 million of securities owned at fair value to PNC Bank N.A., an affiliate, as collateral for short-term borrowing of $85.2 million. The short-term borrowing was repaid on January 2, 2013. The

Company also had $285 million of securities pledged for repurchase agreements as of December 31, 2012.

Securities Valuation

U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value with related changes in unrealized gains or losses reflected in net trading gains. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2012, was PNC Bank, N.A., a wholly owned subsidiary of PNC. These resale agreements were fully collateralized at December 31, 2012.

Depreciation and Amortization

Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	**Estimated Useful Lives (in years)**
Furniture and equipment	7
Personal computers	5
Computer software	5
Internally developed software	1-5

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes
The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred Revenue
Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value
Purchases, sales, issuances and settlements of securities are reported separately in the Level 3 fair value measurement rollforward. See Note 10 for additional information.

3. Futures Contracts

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits all of which reduce credit risk. At December 31, 2012, the Company had gross notional futures contract commitments to sell U.S. government obligations and Eurodollar obligations of $25 million and $249 million, respectively. The unrealized gain on these instruments at December 31, 2012 was approximately $35 thousand and is reflected net of cash paid as a component of other assets.

4. Financial Derivatives

The Company enters into interest rate swap agreements with PNC Bank N.A. to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2012 was approximately $128.5 million. The unrealized loss on these instruments at December 31, 2012, was approximately $218,000 which is included in other liabilities on the balance sheet.

In addition, the Company utilizes forward contracts in the form of TBA ("To Be Announced") securities to invest in and hedge mortgage-backed instruments. The total gross notional amount on the forward contracts at December 31, 2012 was approximately $822 million. The unrealized gain and loss on these instruments at December 31, 2012 was approximately $2.0 million and $2.1 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively.

5. Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2012:

(in thousands)	Receivables	Payables
Net trade date receivable	$ 63,293	$ -
Fails to deliver/receive	9,778	8,680
Other amounts due from/to brokers and dealers	19,504	1,145
	$ 92,575	$ 9,825

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2012, the Company had net capital of approximately $391.7 million, which was approximately $391.4 million in excess of its required net capital of $250,000.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2012, qualified securities designated for the exclusive benefit of customers owned, totaled approximately $1.2 million. In addition, the Company maintained $2.0 million in cash for the exclusive benefit of customers. These balances are listed as cash and securities segregated under Federal and other regulations on the statement of financial condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2012, are as follows:

(in thousands)	Federal
Employee benefits	$ 2,474
Deferred compensation	2,004
Deferred revenue	(2,202)
Other tax assets	(489)
Net deferred tax asset	$ 1,787

The Company has no unrecognized tax benefits.

Examinations are substantially completed for PNC's consolidated federal income tax returns for 2007 and 2008 and there are no outstanding unresolved issues. The Internal Revenue Service (IRS) is currently examining PNC's 2009-2010 returns.

8. Related-party Transactions

Cash and cash equivalents and cash segregated securities under Federal and other regulations include cash on deposit with PNC Bank N.A. of approximately $10.7 million.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through a $500 and a $100 million subordinated lines of credit. The lines of credit bear interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2012, the Company had no outstanding balance under the lines of credit. Borrowings under these lines of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank, N.A., through a $2.3 billion line of credit bearing interest at the Effective Federal Funds Rate plus 100 basis points. At December 31, 2012, the Company had borrowings of $85.2 million under this line of credit that was repaid on January 2, 2013.

The Company conducts investment advisory and financial advisory services for third party clients of PNC Bank, N.A.

The Company provides services to PNC Mortgage, an affiliate.

The Company pays a monthly fee to PNC for occupancy, overhead and administrative services.

The Company also provides Retail Trading Desk services to PNC Investments LLC, an affiliate.

During the normal course of business, the Company may execute transactions with PNC Bank, N.A. to purchase securities under agreement to resell or sell securities under agreement to repurchase from an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliated entities. Related-party balances or transactions not discussed elsewhere as of and for the year ended December 31, 2012, are listed in the following table:

(in thousands)	
Assets	
Securities purchased under agreements to resell	$24,785
Other receivables	32
Liabilities	
Securities sold under agreements to repurchase	278,313
Other liabilities	440

9. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009 are frozen at their level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. Participants at December 31, 2009 earn interest based on 30-year Treasury securities with a minimum rate, while new participants on or after January 1, 2010 are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and related disclosures made in accordance with ASU 2011-09. As of December 31, 2012, assets of the PNC defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan) were $4.0 billion and the projected benefit obligation was $4.5 billion. Consolidated

disclosures about the pension and OPEB plans of PNC, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 15 of the PNC Financial Services Group, Inc. 2012 Annual Report on Form 10-K.

Certain of the Company's employees participate in PNC's long-term incentive award plan (Plan), which provides for the granting of nonqualified stock options, restricted stock awards/units, incentive shares/performance units and cash-payable restricted share units. The Company recognizes stock based compensation expense for options and awards/units issued under the Plan in accordance with the fair value recognition provisions of ASC 718 Compensation – Stock Compensation.

Grants of stock options were made in the form of a capital contribution by PNC.

The grants of cash-payable restricted share units were made as part of an annual incentive bonus deferral plan. While there are time-based and service-related vesting criteria, there are no market or performance criteria associated with these units.

10. Fair Value of Financial Instruments

Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 — Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2 — Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. This category generally includes U.S. government agency debt securities, agency residential and commercial mortgage-backed debt securities, asset-backed debt securities, corporate debt securities, and derivative contracts.

Level 3 — Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain trading securities and certain financial derivative contracts. The trading securities within Level 3 at December 31, 2012 include auction rate securities.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency debt securities, agency residential mortgage-backed securities, agency and non-agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded debt securities within the State and Municipal Trading securities category are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below:

The following table represents assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA Derivatives	$ -	$ 2,048	$ -	$ 2,048
Interest Rate Derivatives	-	404	-	404
Total financial derivatives	-	2,452	-	2,452
Securities owned at fair value				
Debt				
U.S. government and agencies	5,171(a)	33,529	-	38,700
Residential mortgage-backed				
Agency	-	383,787	-	383,787
Commercial mortgage-backed				
Agency	-	162,558	-	162,558
State and municipal	-	211,598	2,341	213,939
Corporate debt	-	16,274	-	16,274
Total trading securities	5,171	807,746	2,341	815,258
Total assets	$ 5,171	$ 810,198	$ 2,341	$ 817,710
Liabilities				
Financial derivatives				
TBA derivatives	$ -	$ 2,101	$ -	$ 2,101
Interest rate derivatives	-	348	-	348
Total financial derivatives	-	2,449	-	2,449
Securities sold not yet purchased				
Debt				
U.S. government and agencies	21,309	-	-	21,309
Commercial mortgage-backed				
Agency	-	1	-	1
State and municipal	-	34	-	34
Corporate debt	-	9,191	-	9,191
Total securities sold not yet purchased	21,309	9,226	-	30,535
Total liabilities	$21,309	$ 11,675	$ -	$ 32,984

(a) Includes $1.2 million qualified securities designated for the exclusive benefit of customers (See Note 6).

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012:

(in thousands) **Level 3 - Instruments Only**		**Reconciliation of Level 3 Fair Value Securities Owned at Fair Value**
Balance at beginning of year	$	2,295
Total gains or losses (realized/unrealized)		
Included in earnings		46
Settlements		-
Balance at end of year	$	2,341

Quantitative information about the significant unobservable inputs within Level 3 Recurring Assets and Liabilities at December 31, 3012 follows below:

(in thousands)

Level 3 Instruments Only

	Fair Value	**Valuation Techniques**	**Unobservable Inputs**	**Range (Weighted Average)**
Assets				
Debt trading Securities	$ 2,341	Consensus Pricing(a)	Credit/Liquidity Discount	8% - 8% (8%)
Total Assets	$ 2,341			
Liabilities				
Financial Derivatives	$ -			
Total Liabilities	$ -			

(a) Consensus pricing refers to fair value estimates that are generally internally developed using information such as dealer quotes or other third-party provided valuations or comparable asset prices.

The following represents additional fair value information related to financial instruments:

December 31, 2012

In thousands	CARRYING AMOUNT	FAIR VALUE	Level 1	Level 2	Level 3
Assets					
Cash and due from bank	$ 10,684	$ 10,684	$ 10,684	$ -	$ -
Short-term assets	30,972	30,972	-	30,972	-
Trading securities	815,258	815,258	5,171	807,746	2,341
Financial derivatives					
Not designated as hedging instruments under GAAP	2,452	2,452	-	2,452	-
Total Assets	$ 859,366	$ 859,366	$ 15,855	$ 841,170	$ 2,341
Liabilities					
Borrowed funds	$ 423,400	$ 423,400	$ 21,309	$ 402,091	$ -
Financial derivatives					
Not designated as hedging instruments under GAAP	2,449	2,449	-	2,449	-
Total Liabilities	$ 425,849	$ 425,849	$ 21,309	$ 404,540	$ -

During 2012, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities as the table excludes the following:

- real and personal property,
- other assets and reserves
- other accrued expenses.
- other general liabilities

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Balance Sheet approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and cash equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:
- cash on deposit with PNC Bank N.A,
- segregated deposit with PNC Bank N.A., and
- money market mutual fund investment with an affiliate.

Cash and due from banks are classified as Level 1.

Short-Term Assets
The carrying amounts reported on our Balance Sheet for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
- resale agreements, and
- accrued interest receivable.

Short-term assets are classified as Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2012, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as non-agency residential mortgage-backed securities, agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Borrowed Funds
The carrying amounts of repurchase agreements, trading securities sold short, short-term borrowings, and accrued interest payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated using either prices obtained from third-party vendors or an internally developed discounted cash flow approach taking into consideration our current incremental borrowing rates for similar instruments.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows.

11. Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance-sheet risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct customer related trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings (the "Disclosed Matter," which is the matter disclosed in this Note). For the Disclosed Matter, as of December 31, 2012, we estimate that it is reasonably possible that the Company could incur losses in an aggregate amount of up to approximately $9 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and

a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in the description of the Disclosed Matter certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

In 2009, Fulton Financial Advisors, N.A. filed a lawsuit against the Company in the Court of Common Pleas of Lancaster County, Pennsylvania arising out of Fulton's purchase of auction rate certificates (ARCs) through the Company (Fulton Financial Advisors, N.A. v. PNC Capital Markets LLC (CI 09-10838). Fulton also filed an analogous lawsuit against NatCity Investments, Inc. an affiliate of the Company.. The lawsuit alleges violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that the Company knew or should have known of the increasing threat of the ARC market becoming illiquid; and that the Company did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through the Company for a price of more than $123 million. In its complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

The Company filed preliminary objections to Fulton's complaint, which were denied.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. Areas of current regulatory or governmental inquiry with respect to PNC include municipal finance

activities. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

In addition to the matter described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the matter described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

13. Commitments and Contingencies

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2012, future minimum rentals under these lease agreements aggregated to approximately $2.2 million. Minimum rentals for the years 2013 and 2014 are approximately $1.5 million and $669,000, respectively. There are no rental commitments after 2014.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments at December 31, 2012.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statements in 2012.

14. Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (FASB) issued Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements (No. 2011-3) and it amends guidance on transfers of financial assets by removing the criterion that a transferor have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of default by the transferee. Other criteria applicable to the assessment of effective control were unchanged by this amendment. The amendment is applied prospectively and was effective for PNCCM on January 1, 2012. This amendment did not have a material impact to PNCCM.

In May 2011, the FASB issued ASU 2011-04-Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. This ASU provides guidance to clarify the concept of highest and best use valuation premise, how a principal market is determined, and the application of the fair value measurement of instruments with offsetting market or counterparty credit risks. It also extends the prohibition on blockage factors to all fair value hierarchy levels. This ASU will require additional disclosures for the following: (1) quantitative information about the significant unobservable inputs used in all Level 3 financial instruments, (2) the valuation processes used by the reporting entity as well as a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs, (3) a reporting entity's use of a nonfinancial asset in a way that differs from the asset's highest and best use if the fair value of the asset is reported, (4) the categorization by level of the fair value hierarchy for items that are not measured at fair value in financial statements and (5) any transfers between Level 1 and 2 and the reason for those transfers. ASU 2011-04 was effective for the Company beginning January 1, 2012, and was applied prospectively.

In January 2013, FASB issued Proposed Accounting Standards Update—Transfers and Servicing (Topic 860): Effective Control for Transfers with Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings. This exposure draft would clarify the criteria required to maintain the transferor's effective control over a transferred financial asset and, therefore, accounted for as a secured borrowing transaction. It would also clarify the characteristics that financial assets must have to be considered "substantially the same." The characteristics that must be satisfied to consider financial assets to be substantially the same should result in identifying those transactions in which the transferor is economically in the equivalent position with the return of a substantially-the-same asset compared with the return of the identical asset. Additionally, the exposure draft also allow a transferor to account for the initial transfer separately from the related repurchase financing that requires the financial asset to be transferred back to the initial transferor with an agreement that both entitles and obligates the initial transferee to repurchase or redeem the transferred financial asset., eliminating the requirement to assess whether repurchase agreements entered into as part of a repurchase financing need to be accounted for separately or with the initial transfer. The exposure draft would also require additional disclosures. The effective date has not yet been determined. The comment period ends March 29, 2013. We are evaluating the impact of this proposal on our financial statements.

In November 2012, FASB issued Proposed Accounting Standards Update—Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This exposure draft limits the scope of the disclosures required by ASU 2011-11 to only derivatives, repurchase agreements and reverse repurchase agreements, and/or securities borrowing and securities lending transactions that are either offset in accordance with U.S. GAAP (ASC 210-20-45 or ASC 815-10-45) or subject to a master netting arrangement or similar agreement. This exposure draft is expected to be issued final in the first quarter of 2013 and to be effective for all periods beginning on or after January 1, 2013 consistent with ASU 2011-11. We are evaluating the impact of this proposal on our disclosure process.

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